Mail Stop 4561
Via fax (650) 969-3140

December 17, 2009

Mr. Robert T. Vincenzi
Chief Executive Officer
Lasercard Corporation
1875 North Shoreline Boulevard
Mountain View, California 94043-1601

> **Re: Lasercard Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2009**
> **Filed June 15, 2009**
> **File No. 0-6377**

Dear Mr. Vincenzi:

We have reviewed your response letter dated November 12, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 29, 2009.

Form 10-K for the Fiscal Year Ended March 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 29

1. We note that the volume of cards shipped during the period directly impacts the fluctuations in your optical memory card revenues. In addition, your disclosures on page 32 indicate that production unit volume greatly affects gross margins due to the absorption of fixed manufacturing costs. Considering the volume of cards produced and the numbers of cards shipped appear to be key contributors to fluctuations in your revenues and gross margins, tell us what consideration you gave to disclosing the number of units shipped and produced in each period and to

including a discussion of the reasons for material fluctuations in such volumes. We refer you to Section to III.B.1 of SEC Release 33-6835 for guidance.

Note 2. Summary of Significant Accounting Policies, page 52

(19) Revenue Recognition, page 61

2.   We note from your response to prior comment 3 that you consider the $1 million annual renewal rate to be substantive because it is a "significant dollar amount in relation to the total contract." Considering the annual renewals are optional, please explain further why you included all 13 years in your substantiveness test as opposed to performing your analysis separately for each renewal period. Also, it is also not clear why you performed your substantive test based on the total arrangement fee, including all optional renewal periods ($40.5 million) as opposed to the amount of the initial arrangement fee, excluding the renewal periods ($27.5 million). In this regard, tell us how you determined that the $1.0 million annual renewal fees are substantive.

3.   We further note your statement which indicates that the software guidance in ASC 605-25 (formerly SOP 97-2) and TPA 5100.54 were used as "an analogy and not due to the software content of any support item." In addition, based on your prior response and the disclosures in the filing, it appears that you plan to account for the service renewals ratably over the service period in accordance with ASC 605-20 (formerly FTB 90-1). Clarify for us, how you determined that ASC 605-20 is the applicable guidance as it is not clear how this arrangements meets the criteria of a "separately priced" extended warranty or maintenance contract.   Also, please clarify for us the nature of the support to be provided and tell us why you believe there is no software maintenance being performed as part of this arrangement.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief